FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 30, 2013

Press Release April 29, 2013

COULON PROJECT EXTENSION OF LENS 257 RETURNS THE BEST-TO-DATE INTERSECTION: 9.48% Zn, 3.11% Cu and 46.16 g/t Ag over 15.7 m

Virginia Mines Inc. (“Virginia”) is pleased to update on the results from the drilling campaign conducted, during winter 2013, on its Coulon base-metal project (100% Virginia), located 15 kilometres north of the Fontanges airport on the Quebec Middle-North Territory.

The program aimed at testing the extensions of Lens 257 discovered in winter 2012. A hole also tested the depth extension of Lens 201 while another one was drilled in the area of the Tension showing.

Therefore, during the winter 2013 program, nine holes were drilled to test the continuity of Lens 257. Most of these holes crosscut a very fertile volcanic sequence comprising two distinct horizons characterized by strong hydrothermal alterations and disseminated to massive sulphide zones of metric to decametric thicknesses. The main mineralized horizon is associated with a major contact between mafic and felsic volcanics while the other horizon is located within the mafic rocks. The best results were obtained in the north extension of the main horizon with results of 7.15% Zn, 2.39% Cu and 38.77g/t Ag over 24.35 metres in hole CN-13-271, including 9.48% Zn, 3.11% Cu and 46.16 g/t Ag over 15.7 metres, and 14.65% Zn, 2.04% Cu and 35.83 g/t Ag over 7.35 metres in hole CN-13-273. Hole CN-13-271 also crosscut a galena-richer zone of 2.7 metres grading 1.05% Cu, 6.62% Pb, 1,145 g/t Ag and 1.54 g/t Au. The length of these intersections is close to the true thickness. For their parts, holes CN-13-268, CN-13-269B and CN-13-270 intercepted metric intersections yielding sub-economic base metal values (see Lens 257 longitudinal section).

These results confirm the continuity of Lens 257, which is now followed over a lateral distance of 350 metres at a vertical depth varying between 550 and 800 metres under surface. Lens 257 seems to be a mineralized ore body dipping shallowly to the northwest and weakly plunging to the north-northeast. It remains open at depth, being partly restricted to the north by hole CN-12-272 and to the south by holes CN-13-267 and CN-13-269B. The extensions of the lens towards the surface appear being limited by holes CN-13-266, CN-13-267 and CN-13-272 while holes CN-13-268 and CN-13-269B limit partially the depth extension on two sections.

Elsewhere on the property, hole CN-13-275 confirmed the depth continuity of Lens 201 by intercepting a massive sulphide zone yielding values of 4.73% Zn; 1.32% Cu and 11.7 g/t Ag over 2 metres (see Lens 201 longitudinal section). This mineralized zone is also found at the contact between mafic and felsic volcanics. Lens 201 is now followed down to a depth of 600 metres under surface, thus lengthening it by 50 metres at depth. Finally, one hole tested a geophysical target in the Tension showing area. A disseminated-sulphide horizon was intercepted at the interface between mafic and felsic volcanics. Although base metal results were not significant, the horizon however confirms the VMS potential of the area. Complete results are reported on the annexed table 1.

Virginia is quite satisfied with the drilling program at Coulon, which confirmed the continuity of both Lens 257 and Lens 201. Lens 257 now covers more than 350 metres laterally and is open on many fronts including the north front where it could join at depth with Lens 9-25. Lens 257 is located on the west side of a complex fold, the east opposite side of which presents an identical geology already containing three important lenses (08, 9-25 and 44) totalling over 12 million of tons (see press release of April 14, 2009).

Work has been carried out by the personnel of Virginia Mines, under the supervision of Mr. Paul Archer, professional engineer geologist. Mr. Archer is a qualified person as defined by National Instrument 43-101 and has more than 30 years of experience in exploration. He read and approved the contents of this press release.

Table 1 and maps are available at the following address:

http://media3.marketwire.com/docs/VIRGINIA0426.pdf

Quality Control

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision. Samples have been assayed by atomic absorption at the ALS Chemex in Val-d’Or.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.3 million as at November 30, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT:
André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.